Ms. Lily Dang

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sara Lee Corporation

Form 10-K filed September 2, 2005

Form 10-Q filed February 9, 2006

Dear Ms. Dang:

Per our conversation earlier today, Sara Lee Corporation will submit its response to the comment letter dated March 1, 2006 regarding the above two filings by March 17, 2006. Thank you for your consideration of this matter.

Sincerely,

/s/ Wayne Szypulski
Wayne Szypulski
Senior Vice President , Controller and Chief Accounting Officer
Sara Lee Corporation